Exhibit 12.1
W. P. Carey & Co. LLC
Ratio of Earnings to Fixed Charges Calculation

	Three Months Ended	Years ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
Fixed Charges:
Interest expenses	$4,440	$16,234	$14,979	$18,598	$19,957	$15,881
Rental expenses	333	1,204	1,246	1,216	1,089	954

Total	$4,773	$17,438	$16,225	$19,814	$21,046	$16,835

Earnings:
Add:
Income from continuing operations before income taxes	$30,260	$106,569	$87,260	$92,967	$119,545	$125,564
Fixed charges	4,773	17,438	16,225	19,814	21,046	16,835
Distributions received from equity investments in real estate and the REITs in excess of equity income	2,795	18,758	39,102	19,852	17,441	13,286
Less:
Income from equity investments in real estate and the REITs	(6,216)	(30,992)	(13,425)	(14,198)	(18,357)	(7,608)
Noncontrolling interest in pre-tax income or loss of subsidiaries that have not incurred fixed charges	(815)	(1,722)	(2,258)	(1,508)	(4,756)	(1,032)

Total	$30,797	$110,051	$126,904	$116,927	$134,919	$147,045

Ratio of earnings to fixed charges	6.45	6.31	7.82	5.90	6.41	8.73